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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                                 (Rule 13d-101)
    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO FULE 13d-2(a)
                               (Amendment No. 2)*

                              1-800 CONTACTS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    681977104
             ------------------------------------------------------
                                 (CUSIP Number)

                               Donald A. Yacktman
                        c/o Yacktman Asset Management Co.
                         1110 Lake Cook Road, Suite 385
                          Buffalo Grove, Illinois 60089
                                 (847) 325-0707
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 5, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
          Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

--------------------------                                    -----------------
CUSIP No. 681977104                    13D                    Page 2 of 9 Pages
--------------------------                                    -----------------

================================================================================
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Yacktman Family Trust
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
                                                                        (b)|X|
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          OO (Assets of the Trust)
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [ ]
          PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          South Dakota
--------------------------------------------------------------------------------
     NUMBER OF      7    SOLE VOTING POWER

      SHARES             810,000
                   -------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER

     OWNED BY            0
                    ------------------------------------------------------------
      EACH          9    SOLE DISPOSITIVE POWER

    REPORTING            810,000
                    ------------------------------------------------------------
     PERSON         10   SHARED DISPOSITIVE POWER

      WITH               0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          810,000
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [ ]
          CERTAIN SHARES*

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.0%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          OO (Trust)
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
================================================================================

--------------------------                                    -----------------
CUSIP No. 681977104                    13D                    Page 3 of 9 Pages
--------------------------                                    -----------------

================================================================================
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Carolyn Z. Yacktman
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
                                                                        (b)|X|
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          PF and OO (Assets of the Trust)
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [ ]
          PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
     NUMBER OF      7    SOLE VOTING POWER

      SHARES             830,000
                   -------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER

     OWNED BY            0
                    ------------------------------------------------------------
      EACH          9    SOLE DISPOSITIVE POWER

    REPORTING            830,000
                    ------------------------------------------------------------
     PERSON         10   SHARED DISPOSITIVE POWER

      WITH               0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          830,000
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [ ]
          CERTAIN SHARES*

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.2%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
================================================================================

--------------------------                                    -----------------
CUSIP No. 681977104                    13D                    Page 4 of 9 Pages
--------------------------                                    -----------------

================================================================================
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Donald A. Yacktman
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
                                                                        (b)|X|
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          PF and OO (Assets of the Trust)
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [ ]
          PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
     NUMBER OF      7    SOLE VOTING POWER

      SHARES             340,000
                   -------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER

     OWNED BY            830,000 (see Item 5)
                    ------------------------------------------------------------
      EACH          9    SOLE DISPOSITIVE POWER

    REPORTING            340,000
                    ------------------------------------------------------------
     PERSON         10   SHARED DISPOSITIVE POWER

      WITH               830,000 (see Item 5)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,170,000
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [ ]
          CERTAIN SHARES*

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.1%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
================================================================================

--------------------------                                    -----------------
CUSIP No. 681977104                    13D                    Page 5 of 9 Pages
--------------------------                                    -----------------

          This Amendment No. 2 to the undersigned's Schedule 13D, which was originally filed on October 13, 1998 and amended on October 13, 1998 (the "Schedule 13D") with regard to 1-800 CONTACTS, INC., a Delaware corporation (the "Issuer"), is being filed to amend Items 2 through 5 and Item 7 of the Schedule 13D. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13D.

Item 2.   Identity and Background.

          (a) - (c), (f) This Amendment No. 2 to the Schedule 13D (this "Statement") is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): (i) Yacktman Family Trust, a trust created under the laws of the State of South Dakota (the "Trust"), by virtue of its direct beneficial ownership of 810,000 shares of the Issuer's Common Stock, par value $.01 per share (the "Common Stock"); (ii) Carolyn Z. Yacktman, by virtue of Mrs. Yacktman being the spouse of Donald A. Yacktman, her serving as a trustee of the Trust and having the sole power to vote and dispose of the shares held by the Trust, and her indirect beneficial ownership of 20,000 shares of Common Stock in her capacity as custodian for her two dependent sons; and (iii) Donald A. Yacktman, by virtue of being the spouse of Carolyn Z. Yacktman and his direct beneficial ownership of 330,000 shares of Common Stock and 10,000 shares of Common Stock in his capacity as trustee of the Eugenia Aronold Trust, dated July 29, 1997 (the "Aronold Trust"). Attached as Exhibit A hereto, which is incorporated by reference herein, is an agreement among the Trust, Carolyn Z. Yacktman and Donald A. Yacktman that provides that this Statement is filed on behalf of each of them. The Trust and Mrs. and Mr. Yacktman are sometimes collectively referred to herein as the "Reporting Persons." The filing of this Statement shall not be construed as an admission by Mr. Yacktman that he is, for the purpose of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any of the shares of Common Stock beneficially owned by the Trust or Mrs. Yacktman. The filing of this Statement shall not be construed as an admission by Mrs. Yacktman that she is, for the purpose of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any of the shares of Common Stock beneficially owned by Mr. Yacktman.

          The Trust was formed under the laws of the State of South Dakota and its address is c/o Citicorp Trust South Dakota, 701 East 60th Street North, Sioux Falls, South Dakota 57117. Carolyn Z. Yacktman, Russell Wilkins and Citicorp Trust-South Dakota serve as trustees under the Trust. Mr. Wilkins is a citizen of the United States with his principal business address at 303 W. Madison Street, Suite 1925, Chicago, Illinois 60606. Citicorp Trust-South Dakota is a corporation incorporated under the laws of the State of South Dakota with its principal business address at 701 East 60th Street North, Sioux Falls, South Dakota 57117.

          Carolyn Z. Yacktman is a citizen of the United States with her principal residence at 2826 North Elm Lane, Arlington Heights, Illinois 60004. Mrs. Yacktman is not employed.

          Donald A. Yacktman is a citizen of the United States with his principal business address at 1110 Lake Cook Road, Suite 385, Buffalo Grove, Illinois 60089. Mr. Yacktman is the President and Chief Investment Officer of Yacktman Asset Management Co., which is an investment advisor registered under
Section 203 of the Investment Advisors Act of 1940.

          Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person. By their signature on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

--------------------------                                    -----------------
CUSIP No. 681977104                    13D                    Page 6 of 9 Pages
--------------------------                                    -----------------

          The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

          (d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          All securities reported as beneficially owned by the Trust on this Statement were purchased by the Trust using assets of the Trust. Mrs. Yacktman used personal funds to purchase the 20,000 shares of Common Stock held by her as custodian for her two dependent sons. Mr. Yacktman used personal funds to purchase the 330,000 shares of Common Stock individually owned by him. Mr. Yacktman used assets of the Aronold Trust to purchase the 10,000 shares of Common Stock held by the Aronold Trust.

Item 4.   Purpose of Transaction.

          Each of the Reporting Persons has acquired the shares of Common Stock beneficially owned by it, him or her for investment purposes and may acquire additional shares, or dispose of some or all of the shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments and other factors.

          Stephen A. Yacktman, son of Donald A. Yacktman, currently serves on the Issuer's Board of Directors. In such capacity, Stephen A. Yacktman has the power of influencing the management of the Issuer as to various business and corporate matters.

Item 5.   Interest in Securities of the Issuer.

     (a) As of March 6, 2002, each of the Reporting Persons named in Item 2 beneficially owned the aggregate number and percentage of the shares of Common Stock set forth below:

          Reporting Person                  No. of Shares     Percent of Class
          ----------------                  -------------     ----------------
          Yacktman Family Trust                 810,000             7.0%
          Carolyn Z. Yacktman                   830,000             7.2%
          Donald A. Yacktman                  1,170,000            10.1%

     (b) The Trust has sole power to vote or to direct the vote of 810,000 shares of Common Stock and the sole power to dispose or to direct the disposition of 810,000 shares of Common Stock. Carolyn Z. Yacktman, in her capacity as a trustee of the Trust, has the sole power to vote or to direct the vote of 810,000 shares of Common Stock and the sole power to dispose or to direct the disposition of 810,000 shares of Common Stock. In addition, Mrs. Yacktman, in her capacity as custodian for her two dependent children, has

--------------------------                                    -----------------
CUSIP No. 681977104                    13D                    Page 7 of 9 Pages
--------------------------                                    -----------------

          the sole power to vote or to direct the vote of 20,000 shares of Common Stock and the sole power to dispose or to direct the disposition of 20,000 shares of Common Stock.

          Donald A. Yacktman has sole power to vote or to direct the vote of 330,000 shares of Common Stock and the sole power to dispose or to direct the disposition of 330,000 shares of Common Stock. In addition, Mr. Yacktman, in his capacity as trustee of the Aronold Trust, has the sole power to vote or to direct the vote of 10,000 shares of Common Stock and the sole power to dispose or to direct the disposition of 10,000 shares of Common Stock. By virtue of his relationship with Carolyn Z. Yacktman, Mr. Yacktman may be deemed to share voting and dispositive power with respect to the 810,000 shares of Common Stock held by the Trust and the 20,000 shares of Common Stock held by her as custodian of her two dependent children. The filing of this Statement shall not be construed as an admission by Mr. Yacktman that he is, for the purpose of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any of the shares of Common Stock beneficially owned by Mrs. Yacktman.

     (c) During the 60 day period ended as of the date hereof, the Reporting Persons have acquired shares of Common Stock in open market transactions as follows:

     Reporting Person                      Date   No. of Shares Price Per Share
     ----------------                      ----   ------------- ---------------
     Yacktman Family Trust and
     Carolyn Z. Yacktman, as trustee..... 2/28/02       1,900        $11.07
                                          2/28/02      10,100        $11.10
                                          3/5/02       10,000        $11.07
     Carolyn Z. Yacktman as
     custodian for children.............. 2/26/02       2,000        $11.21

     Donald A. Yacktman.................. 2/15/02       1,000        $11.20
                                          2/15/02         900        $11.21
                                          2/19/02       7,600        $11.21
                                          2/19/02         500        $11.20
                                          2/26/02       2,000        $11.21
                                          2/26/02       2,000        $11.21
     Donald A. Yacktman, as trustee
     of the Aronold Trust................ 2/26/02       2,000        $11.21

     (d)  Not applicable.

     (e)  Not applicable.

          All such ownership percentages of the shares of Common Stock reported herein are based upon 11,574,269 shares of Common Stock outstanding as of November 6, 2001, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Commission on November 13, 2001 for the fiscal quarter ended September 29, 2001.

          No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock owned beneficially by any of the Reporting Persons.

--------------------------                                    -----------------
CUSIP No. 681977104                    13D                    Page 8 of 9 Pages
--------------------------                                    -----------------


Item 7.   Materials to be Filed as Exhibits.

              Exhibit A:  Agreement of Joint Filing, dated as of March 31, 2002, among the Trust, Carolyn Z. Yacktman and Donald A. Yacktman.


                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 31, 2002
                                          YACKTMAN FAMILY TRUST


                                          By: /s/ Carolyn Z. Yacktman
                                             -----------------------------------
                                             Carolyn Z. Yacktman, Trustee


                                          /s/ Carolyn Z. Yacktman
                                          --------------------------------------
                                          Carolyn Z. Yacktman


                                          /s/ Donald A. Yacktman
                                          --------------------------------------
                                           Donald A. Yacktman